EXHIBIT 99.1

23 June 2008	For analyst and media enquiries please call Russell Chenu on: (02) 8274 5239
James Hardie receives Notice of Proposed Adjustment on
United States tax position
James Hardie today announced that the US Internal Revenue Service (IRS) has issued it with a Notice of Proposed Adjustment (NOPA) that concludes that the company is not in compliance with the United States—Netherlands Treaty Limitation on Benefits (LOB) provision for the years 2006 and 2007 and that it is not entitled to reduced withholding tax rates on payments from the United States to The Netherlands.
The relevant LOB provisions became effective at the beginning of 2006, following the ratification in November 2004 of a new protocol in the US—Netherlands tax treaty.
James Hardie’s Chief Financial Officer, Russell Chenu, said James Hardie does not agree with the conclusions reached by the IRS. “We will contest the IRS’ findings through the continuing audit process and, if necessary, we will exercise our rights to an impartial hearing before the Appeals Division of the IRS to resolve this matter,” he said. “At that stage, if we are not satisfied with the settlement offer from the Appeals Division, we would consider the option of litigating our position in the US Tax Court.”
If the IRS position ultimately prevails, James Hardie would be liable for withholding taxes of 30% on dividend, royalty and interest payments from its US subsidiaries to its Netherlands companies for calendar years 2006 and 2007. The tax increase attributable to the NOPA consists of primary tax of US$37 million, estimated penalties of approximately US$7 million and estimated interest of approximately US$5 million.
Because the proposed adjustment is still subject to the continuing audit process, there is no requirement at this time for any payment of these taxes. If an agreement cannot be reached with the IRS during this audit process and the company opts to exercise its appeal rights, there still would not be a requirement to pay any of the contested tax amounts during the appeal process. However, interest will continue to accrue on the proposed tax deficiency for the period of time that the un-agreed issue remains outstanding, until the date that a settlement agreement is signed with either the IRS auditor, the appeals officer or, if litigated, a decision is entered by the US Tax Court. The company can also opt to post a bond to stop the running of interest.
The accounting treatment of the NOPA received from the IRS will be the subject of review during the preparation of the company’s financial statements for the year ending 31 March, 2009.
Ends

Media/Analyst Enquiries:
Russell Chenu
Chief Financial Officer

Telephone:	+61 2 8274 5239
Email:	media@jameshardie.com.au
Facsimile:	+61 2 8274 5218
Disclaimer
This company statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, lenders and potential lenders, representatives of the media and others. Examples of forward-looking statements include:
•	expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

•	expectations concerning the costs associated with the suspension of operations at our Blandon, Pennsylvania and Plant City, Florida plants;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities and Investments Commission;

•	statements regarding tax liabilities and related proceedings;

•	expectations that our credit facilities will be extended or renewed;

•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 6 of our Form 20-F filed on 6 July 2007 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product customers; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; and the effect of natural disasters. We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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